Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal First Quarter 2010 Operating Results
United Kingdom Acquisition Continuing Strong Performance
New York, NY, November 9, 2009– Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for fiscal first quarter ended September 30, 2009.
The Company’s revenue for the quarter ended September 30, 2009 was $20.4 million, an increase of 27.5% from $16.0 million reported in the first quarter of fiscal 2009. The increase in fiscal 2010 quarterly revenue was achieved due to a contribution of $5.9 million in revenue from the Company’s United Kingdom radio traffic and entertainment news operations, which were acquired effective March 1, 2009. Revenue from the Company’s Australian and Canadian operations were down 7% and 28%, respectively, from the first fiscal quarter of 2009. Both Canada and Australia were impacted by unfavorable currency exchange rate fluctuations due to a stronger U.S. dollar compared with the local currencies in the year ago period. When measured in their local currencies, quarterly Australian revenue decreased 1% and Canadian revenue decreased 25%, respectively, compared to the prior year quarter. Revenue generated by the Company’s operations continued to be negatively impacted by the current global economic conditions, which have had a significant impact on the advertising markets in which the Company operates.
Adjusted Operating Income was $0.6 million for the first fiscal quarter ended September 30, 2009 compared to $2.1 million for the first fiscal quarter of 2009. The Company defines Adjusted Operating Income as net operating income plus depreciation and amortization expense.
Net loss for the first quarter of fiscal 2010 was $1.0 million compared to net income of $0.9 million for the same period a year ago. Included in the net loss for the period was $0.7 million of non-cash amortization expense related to the amortization of the intangible assets of the U.K. acquisition.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “While sales continued to be softer in Canada and Australia than we achieved prior to the global recession, we are seeing signs of revenue recovery. Although Australia continues to book business later than historically, currently we are pacing ahead of where we were last year at this time with regard to the second quarter. Canada is pacing to have a significantly better quarter sequentially, as we have over C$800,000 more business booked for second quarter than we finished first quarter 2010. UK is again pacing substantially ahead of our internal projections for the second quarter. We believe that this signifies the beginning of improved performance in our markets. In addition, currency exchange rates, which have had a negative impact on our last four quarters of reported revenues, appear poised to be a significant benefit in second fiscal quarter based on the exchange rates to date.”
Mr. Yde continued, “For the first quarter, the United Kingdom continued to be a bright spot for us and we are very pleased by the success of our acquisition. We have generated significantly more revenue each month we have operated this business compared to the prior year period under the previous owners and Adjusted Operating Income for the quarter ended September 30, 2009 was once again positive. We continue to have strong revenue growth in the United Kingdom in the second quarter of fiscal 2010 and we have high expectations for this subsidiary in the future.”
Mr. Yde concluded, “During the economic downturn, we made significant investments in the long term success of our Company, including adding additional radio affiliates to our network. We have been able to do this because of our strong balance sheet, with virtually no debt and significant cash balances. We believe that these investments will pay off as the economic recovery gains momentum. We are well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and an experienced, seasoned sales staff.”
Second Fiscal Quarter 2010 Outlook
To date for the Company’s second fiscal quarter ending December 31, 2009, revenue reflected in the Company’s internal sales reports is up in Australia compared to the second fiscal quarter ending December 31, 2008 and down moderately in Canada when measured in local currencies, when compared to the same date in fiscal second quarter 2009. United Kingdom advertising revenue continues to significantly outperform the previous year quarter, which was under prior ownership and not reflected in the Company’s fiscal second quarter 2009 financial statements. The Company’s operating, sales and general and administrative expenses were significantly higher in the first fiscal quarter of 2010 compared to the second fiscal quarter of 2009 when measured in local currencies. These expenses are higher due to the operations of the Unique acquisition and increased station costs in Australia and Canada, among other things. These increased costs are expected to be reflected in the fiscal second fiscal quarter 2010 results as well. With the exception of certain UK operating expenses, the vast majority of the Company’s costs are fixed and are not readily reduced in the short or intermediate term. The U.S. dollar has been significantly weaker to date during the second fiscal quarter when compared to the prior year second fiscal quarter. The impact of a weaker U.S. dollar, all other things being equal, is to increase the reported profit in those markets that are profitable in local currency and increase the loss in those markets that are not. Should foreign exchange rates and revenues from the Company’s consolidated operations end fiscal second quarter 2010 consistent with the exchange rates to date and current sales pacings, the Company anticipates net revenues and Adjusted Operating Income (Loss) will exceed the previous year period while net income (loss) will be lower, primarily due to amortization expense related to the intangible assets associated with the acquisition of The Unique Broadcasting Company Limited.
Conference Call

Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EST on Monday, November 9, 2009, to discuss its first fiscal quarter 2010 results, as well as other relevant matters. To listen to the call, dial (888) 637-7746 (domestic), or (913) 312-0972 (international), and enter the pass code 5381647. The call will also be available live on the Internet at www.globaltrafficnetwork.com. A replay of the call will be available from November 9, 2009 through November 16, 2009. To access the replay, please call (888) 203-1112 (domestic) or (719) 457-0820 (international) and enter the following code: 5381647.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect the Company’s current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in the Company’s annual report 10-K, which may cause the actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. The Company does not undertake to revise or update any forward-looking statements to reflect future events or circumstances.

Currency Exchange Rates for Income Statement Information
	Three Months Ending	Three Months Ending
	September 30, 2009	September 30, 2008	Difference
Australia	0.8340	0.8875	(6.0%)
Canada	0.9115	0.9598	(5.0%)
United Kingdom	1.6411	1.8921	(13.3%)
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.
     The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three month period ended September 30, 2009 and 2008.

	Three Months
	Ended
	September 30,	September 30,
	2009	2008
	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)
Net operating (loss) income	$(602)	$1,658
Add back:
Depreciation and amortization expense	$1,247	$443

Adjusted Operating Income	$645	$2,101

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended September 30,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$12,092	$1,311	$6,924	$30	$—	$20,357
Operating expenses
Traffic	4,579	2,255	5,441	95	—	12,370
News	1,936	—	442	—	—	2,378
TV	212	—	—	—	—	212
Selling, G&A	2,298	393	849	114	—	3,654
Corporate overhead	375	—	—	—	405	780
Non-cash compensation	—	—	—	—	318	318
Depreciation/amortization	239	242	738	28	—	1,247

Net operating income (loss)	2,453	(1,579)	(546)	(207)	(723)	(602)

Interest expense	6	—	—	—	—	6
Other (income)	(150)	(9)	(45)	—	(105)	(309)
Other expense	—	3	—	24	—	27

Net income (loss) before taxes	2,597	(1,573)	(501)	(231)	(618)	(326)
Income tax expense (benefit)	781	—	(73)	—	—	708
Net income (loss)	$1,816	$(1,573)	$(428)	$(231)	$(618)	$(1,034)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$12,972	$1,842	$1,161	$—	$—	$15,975
Operating expenses
Traffic	4,308	1,796	1,386	78	—	7,568
News	1,880	—	—	—	—	1,880
TV	226	—	—	—	—	226
Selling, G&A	2,319	546	139	163	—	3,167
Corporate overhead	399	—	—	—	348	747
Non-cash compensation	—	—	—	—	286	286
Depreciation/amortization	208	191	40	4	—	443

Net operating income (loss)	3,632	(691)	(404)	(245)	(634)	1,658

Interest expense	16	—	—	—	—	16
Other (income)	(274)	(2)	(5)	—	(136)	(417)
Other expense	41	—	—	—	—	41

Net income (loss) before taxes	3,849	(689)	(399)	(245)	(498)	2,018
Income tax expense	1,158	—	—		4	1,162
Net income (loss)	$2,691	$(689)	$(399)	$(245)	$(502)	$856

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended
	September 30
	2009	2008
	(Unaudited)	(Unaudited)
Revenues	$20,357	$15,975

Operating expenses (exclusive of depreciation and amortization shown separately below)	14,960	9,674
Selling, general and administrative expenses	4,752	4,200
Depreciation and amortization expense	1,247	443

Net operating (loss) income	(602)	1,658
Interest expense	6	16
Other (income) (including interest income of $151 and $413 for the three months ended September 30, 2009 and 2008)	(309)	(417)
Other expense	27	41

Net (loss) income before income taxes	(326)	2,018
Income tax expense	708	1,162

Net (loss) income	$(1,034)	$856

(Loss) income per common share:
Basic	$(0.06)	$0.05
Diluted	$(0.06)	$0.05
Weighted average common shares outstanding:
Basic	18,091,502	18,157,789
Diluted	18,091,502	18,516,160

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	June 30,
	2009	2009
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$20,268	$21,419
Accounts receivable net of allowance for doubtful accounts of $135 and $150 at September 30, 2009 and June 30, 2009	16,131	15,986
Prepaids and other current assets	1,796	1,421
Deferred tax assets	253	208

Total current assets	38,448	39,034

Property and equipment, net	8,131	7,569
Intangibles	16,023	17,200
Goodwill	4,552	4,688
Deferred tax assets	142	115
Other assets	558	564

Total assets	$67,854	$69,170

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$12,697	$14,649
Deferred revenue	955	1,198
Income taxes payable	2,100	1,908
Current portion of long term debt	332	326

Total current liabilities	16,084	18,081
Long term debt, less current portion	—	57
Deferred tax liabilities	3,239	3,410
Other liabilities	402	318

Total liabilities	19,725	21,866

Common stock, $.001 par value; 100,000,000 shares authorized; 18,284,834 shares issued and outstanding as of September 30, 2009 and 18,264,834 shares issued and outstanding as of June 30, 2009	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of September 30, 2009 and June 30, 2009	—	—
Additional paid in capital	50,464	50,146
Accumulated other comprehensive income	2,939	1,398
Accumulated deficit	(5,292)	(4,258)

Total shareholders’ equity	48,129	47,304

Total liabilities and shareholders’ equity	$67,854	$69,170

SOURCE: Global Traffic Network, Inc.
KCSA Strategic Communications
Todd Fromer/Marybeth Csaby
212-896-1215/1236
tfromer@kcsa.com/mcsaby@kcsa.com
or
Global Traffic Network, Inc.
Scott Cody, Chief Financial Officer & Chief Operating Officer
212-896-1255
scott.cody@globaltrafficnet.com
Copyright Business Wire 2009